SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

THORATEC CORPORATION

(Name of Subject Company (Issuer))

THORATEC CORPORATION
(Name of Filing Person (Issuer))

Senior Subordinated Convertible Notes due 2034
(Title of Class of Securities)

885175 AA 7 and 885175 AB 5
(CUSIP Numbers of Class of Securities)

David A. Lehman	with copy to:
Senior Vice President, General Counsel and Secretary Thoratec Corporation, 6035 Stoneridge Drive Pleasanton, California 94588 (925) 847-8600	Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92625 (714) 540-1235
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$141,400,074.36	$16,417

*

Calculated solely for purposes of determining the filing fee. The purchase price of the Senior Subordinated Convertible Notes due 2034 (the “Securities”), as described herein, is $580.98 per $1,000 principal amount at maturity outstanding. As of April 13, 2011 there was $243,382,000 aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $141,400.074.36.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on April 15, 2011 by Thoratec Corporation, a California corporation (the “Company”), with respect to the right of each holder (the “Holder”) of the Company’s Senior Subordinated Convertible Notes due 2034 (the “Securities”) to sell, and the obligation of the Company to purchase the Securities, as set forth in the Company’s Put Right Purchase Offer to Holders of Senior Subordinated Convertible Notes due 2034, dated April 15, 2011 (the “Put Right Purchase Offer”), and the related notice materials filed as exhibits to the Schedule TO (which Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

The Company is amending the Schedule TO as set forth below solely to correct the redemption price of the Securities.

The information in the Put Right Purchase Offer is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Put Right Purchase Offer or in the Schedule TO.

Items 1 through 9.

Items 1 through 9 of the Schedule TO are hereby amended and supplemented as follows:

On March 31, 2011, the Company issued a notice of redemption to the holders that it intends to redeem any Securities outstanding on the Redemption Date.  Any Securities that are not converted prior to, or submitted pursuant to the Put Option prior to, the Redemption Date will be redeemed on May 17, 2011 at a redemption price of $581.02 per $1,000 principal amount at maturity.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THORATEC CORPORATION

By:	/s/ David A. Lehman
Name:	David A. Lehman
Title:	Senior Vice President, General Counsel and Secretary

Dated:	April 29, 2011

EXHIBIT INDEX

(a)(1)(A)	Put Right Purchase Offer to Holders of Senior Subordinated Convertible Notes due 2034, dated April 15, 2011.*

(b)	Not applicable.

(d)(1)

Indenture, dated as of May 24, 2004, between the Company, as issuer, and U.S. Bank National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004 filed with the Securities and Exchange Commission on August 12, 2004. *

(g)	Not applicable.

(h)	Not applicable.

*              Previously filed.